UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049560

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 04 2015
WASH., D.C.
201

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SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road
(No. and Street)

Cincinnati	Ohio	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L. Horan (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS DECOSIMO, LLC
(Name – *if individual, state last, first, middle name*)

201 EAST FIFTH STREET, SUITE 2100,	CINCINNATI	OHIO	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO

Signature

President

Title

Notary Public

CAROLYN A. MEFFORD
Notary Public, State of Ohio
My Commission Expires June 4, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION, INDEPENDENT AUDITOR'S REPORTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

elliott davis decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2014, (the financial statement) that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Horan Securities, Inc.'s financial statement. The Supplemental Information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statement as a whole.

Elliott Davis Decosimo, LLC

Cincinnati, Ohio
February 24, 2015

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

Report on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2013, (the financial statement) that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
February 27, 2014

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 344,522	$ 362,412
Restricted cash	758	758
Investment securities, at fair value	50,358	41,790
Commissions receivable	176,589	150,984
Fees receivable	105,024	83,716
Prepayments	14,616	14,827
Deferred income taxes	6,100	5,900
TOTAL ASSETS	$ 697,967	$ 660,387
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 4,337	$ 5,995
Accrued expenses	341,200	307,087
Income taxes payable	5,819	12,700
Total liabilities	351,356	325,782
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Additional paid-in capital	25,000	25,000
Retained earnings	28,611	16,605
Total stockholder's equity	346,611	334,605
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 697,967	$ 660,387

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

INVESTMENT SECURITIES - The Company's investment securities are considered trading securities and, accordingly, are reported at fair value, with unrealized gains and losses recognized in operations.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. As of December 31, 2014 and 2013, all of the Company's investment securities are classified within Level 1 of the fair value hierarchy.

The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, accounts payable, accrued expenses, and income taxes payable approximate their fair values because of the short-term nature of these instruments.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES - Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2014 and 2013, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2014 and 2013, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2011.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 24, 2015, the date the financial statements were available to be issued.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2014, investment securities, which are considered trading, are summarized as follows:

	Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
NASDAQ OMX Group Inc. common stock - 1,050 shares	**$ 20,063**	**$ 30,295**	**$ -**	**$ 50,358**

As of December 31, 2013, investment securities, which are considered trading, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 21,727	$ -	$ 41,790

NOTE 3 - DEFERRED INCOME TAXES

The components of deferred income taxes included in the statements of financial condition are as follows:

	2014	2013
Deferred tax assets		
Trading securities	**$ 400**	$ 200
Contribution carryforwards	**5,800**	5,600
Equipment	**(100)**	100
Net deferred tax asset	**$ 6,100**	$ 5,900

As of December 31, 2014, the Company had approximately $38,324 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2019.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $134,000 and $137,000 for 2014 and 2013, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

Balances with related parties are as follows:

	2014	2013
Stockholder		
Interest expense	$ -	$ 900

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2014 and 2013, and its defined net capital and net capital ratio totaled $195,666 and 1.18 to 1 as of December 31, 2014, and $236,868 and 0.84 to 1 as of December 31, 2013.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2014 and 2013

	2014	2013
Net capital		
Total stockholder's equity	$ 346,611	$ 334,605
Add allowable credits -		
Profit sharing accrual	120,922	127,912
Less non-allowable assets -		
Non-allowable receivables	242,382	197,233
Prepayments and other assets	21,931	22,147
Less haircuts on securities -		
Marketable securities	7,554	6,269
	271,867	225,649
Net capital	$ 195,666	$ 236,868
Aggregate indebtedness		
Accounts payable	$ 4,337	$ 5,995
Accrued expenses	347,019	319,787
Non-allowable accrued expenses	(120,922)	(127,912)
	$ 230,434	$ 197,870
Percentage of aggregate indebtedness to net capital	118%	84%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 170,666	$ 211,868
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 165,666	$ 206,868

Reconciliation of Company's Computation of Net Capital with Audited Computation December 31, 2014

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2014	$ 195,666
Net capital, per above calculation	$ 195,666